EXHIBIT 99.1

News Release

Rosetta Genomics Restructuring to Reduce Annual Operating Expenses by $4 Million

REHOVOT, Israel and PHILADELPHIA (October 5, 2010) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced a corporate restructuring that is expected to result in a 32% reduction in the Company’s monthly burn rate, thereby reducing annual operating expenses by approximately $4 million.  Under the restructuring, Rosetta Genomics will eliminate 14 positions or nearly 20% of its global workforce, primarily in research and development and general and administrative positions.  In addition, all Company employees will move to a four-day work week with an attendant 20% reduction in salary.  Most of these measures will go into effect immediately and the full impact of these reductions will go into effect in early December 2010.  In light of these planned changes, the Company believes it has sufficient cash and cash equivalents to fund operations through March 2011.

“Over the years Rosetta Genomics has invested significantly in the development of our proprietary microRNA technology platform, and today we have a robust portfolio of diagnostic tests on the market, nearing commercial launch and in development,” commented Kenneth A. Berlin, President and CEO of Rosetta Genomics.  “We are undertaking these cost-saving measures to ensure that the Company has sufficient financial resources to implement its growth strategy through to key inflection points, including new product launches, license agreements and potential partnerships that would provide the Company with additional cash infusions.  Importantly, these initiatives are not expected to affect the planned launches of our second generation of miRview™ diagnostic tests or to significantly alter the plans for our third generation of diagnostic products currently in discovery.

“The Company’s emphasis on partnering its microRNA platform in both diagnostics and response biomarkers remains steadfast.  Despite the reduction in our workforce, we believe that with the scaled-back work week we have retained the expertise necessary to carry out our strategic plan and are in a position to quickly scale up to address new opportunities.

“As we implement this restructuring, we are grateful to our employees for their dedication, passion and commitment to advancing Rosetta’s microRNA technology for the benefit of patients worldwide,” concluded Mr. Berlin.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com ..

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com ..

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the expected reduction in monthly burn rate and annual operating expenses, the ability of Rosetta to fund operations through the end of the first quarter of 2011, the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ron Kamienchick	Anne Marie Fields
+972 73 222 0700	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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